March 8, 2024

EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Vuzix Corporation
Withdrawal of Acceleration Request - Registration Statement on Form S-3
File No. 333-276997

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on February 23, 2024, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Tuesday, February 27, 2024, at 5:00 p.m. Eastern Time or as soon as reasonably practicable thereafter, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw such request for acceleration of the effective date.

Vuzix Corporation

By:	/s/ Grant Russell
Name:	Grant Russell
Title:	Chief Financial Officer